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FOR IMMEDIATE RELEASE                                               10 July 2003

                              WPP GROUP PLC ("WPP")

             Millward Brown acquires Centrum voor Marketing Analyses
                               in the Netherlands


WPP announces that its wholly owned operating company Millward Brown, a world leader in brands and communications research, has acquired the entire issued share capital of Dutch market research agency, Centrum voor Marketing Analyses B.V. ("Centrum"). Centrum has previously operated as a Millward Brown licensee.

Founded in 1964 and based in Amsterdam, Centrum has a strong reputation for qualitative research and specific expertise in the packaged goods, financial services, telecoms, logistics and mail, and utilities sectors. Clients include ABN AMRO, Heineken, ING Group, Rabobank, TNT Post Group and Unilever.

Centrum employs 100 people and had revenues of 13.8 million euros for the year 2002 and net assets of 1.2 million euros as at the date of acquisition.

This investment continues WPP's strategy of developing its information, insight and consulting businesses through a combination of acquisition and organic growth.


For further information, please contact:

Feona McEwan, WPP
T:  +44-20 7408 2204
WWW.WPP.COM


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